UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ___________  to  ___________ .

Commission File Number 1-34020

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

MICREL, INC. 401(k) PLAN
TABLE OF CONTENTS

Page
Financial Statements and Schedule
Report of Independent Registered Public Accounting Firm as of and for the Years Ended December 31, 2008 and 2007	3
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-12
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	13
Signatures	14
Exhibits	15
Exhibit 23.1 - Independent Registered Public Accounting Firm Consent

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Micrel, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financials statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr, Pilger & Mayer LLP

BURR, PILGER & MAYER LLP
San Jose, California
June 19, 2009

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

ASSETS
Investments at fair value:
Cash	$68,235	$51,045
Registered investment companies	28,063,496	41,965,888
Money market funds	114	789,764
Employer common stock	419,557	402,921
Guaranteed investment contract	6,185,039	4,411,007
Participant loans	1,280,744	1,235,981
Total investments at fair value	36,017,185	48,856,606

Receivables:
Participant contributions	6,417	1,688
Employer contribution	587,000	750,271
Total receivables	593,417	751,959

Total assets	36,610,602	49,608,565

LIABILITIES
Accrued liabilities	66,586	19,865

Net assets at fair value	36,544,016	49,588,700

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	485,029	(46,022)

Net assets available for benefits	$37,029,045	$49,542,678

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2008

Additions:
Additions (deductions) to net assets attributed to Investment income (loss):
Net decrease in fair value of Investments	$(13,889,110)
Interest and dividend income	124,772
Total investment loss	(13,764,338)

Contributions:
Participants'	4,117,799
Employer	587,000
Rollovers	287,327
Total contributions	4,992,126

Total contributions and investment loss	(8,772,212)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,668,070
Administrative expenses	73,351
Total deductions	3,741,421

Net decrease in net assets	(12,513,633)

Net assets available for benefits:
Beginning of year	49,542,678

End of year	$37,029,045

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan's provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980.  The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA.  The Company has delegated certain responsibilities for the operation and administration of the Plan.  Custodianship of investment assets and execution of investment transactions is provided by The Charles Schwab Trust Company ("Schwab").  Recordkeeping services are provided by The Standard.

Certain administrative fees of the Plan, including audit fees, were paid directly by the Company for the year ended December 31, 2008.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan on the first day of the month following their employment commencement date.  Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan.  Participants should refer to the Plan document for further detail on the Plan's eligibility provisions.  Effective June 1, 2008, the Plan was amended to adopt automatic election of 3% for eligible participants. Eligible participants will automatically be enrolled into the Plan unless they elect to opt out by informing the Plan administrator.

Contributions

Annually, participants may elect to defer a portion of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations.  A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan.  Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a guaranteed investment contract, money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

Participant Accounts

Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

1.	Description of the Plan, continued

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan.  A participant is 100% vested after 6 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death.  If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested.  If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6% to 10.5%, which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year.  These accounts will be used to reduce future employer contributions and/or administrative expenses.  At December 31, 2008 and 2007, there were $3,807 and $73,395 in forfeited nonvested accounts, respectively.  There were $63,037 in forfeitures applied during the Plan year ended December 31, 2008 to reduce the employer contribution.

New Accounting Pronouncements

As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 4).

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA.  Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Notes 3 and 4). Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan.  Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

3.	Guaranteed Investment Contract

The Plan includes a fully benefit-responsive guaranteed investment contract with Metropolitan Life Insurance Company (“MetLife”), as an investment option to Plan participants.  Contributions to MetLife under this contract are maintained in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value.  The fair value of this contract as of December 31, 2008 and 2007 was $6,185,039 and $4,411,007, respectively.

MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

3.	Guaranteed Investment Contract, continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates for the year ended December 31, 2008 were (3.82)% and 4.62%, respectively.  The average yield and crediting interest rates for the year ended December 31, 2007 were 6.53% and 4.69%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent.  Such interest rates are reviewed and reset, as applicable, on a quarterly basis.  MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund's investments.  Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of changes in net assets available for benefits is prepared on a contract value basis.

4.	Fair Value Measurements

As of January 1, 2008, the Plan adopted the provisions of SFAS 157 for its investments. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies

The shares of registered investment companies (mutual funds) are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as a Level 1 investment.

Guaranteed investment contract

Guaranteed investment contract is composed of a fully benefit-responsive investment contract and is classified as Level 2 investments. The guaranteed investment contract is valued at the contract value (see Note 3).

Money market funds

The money market funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

4.	Fair Value Measurements, continued

Common stock

Micrel Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Registered investment companies	$28,063,496			$28,063,496
Guaranteed investment contract		$6,185,039		6,185,039
Micrel common stock	419,557			419,557
Participant loans			$1,280,744	1,280,744
Money market funds	114			114
Cash	68,235			68,235
Total Assets	$28,551,402	$6,185,039	$1,280,744	$36,017,185

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:
Participant Loans
Balance at December 31, 2007	$1,235,981
Purchases, issuances and settlements, net	44,763
Balance at December 31, 2008	$1,280,744

5.	Investments

The following presents investments at fair value that represent 5% or more of the Plan's net assets at December 31:
	2008	2007
Dreyfus Midcap Index Fund	$2,145,481	$3,750,441
MetLife Stable Value Fund	$6,185,039	$4,411,007
Dreyfus S&P 500 Index Fund	$2,318,363	$3,934,413
Hotchkis & Wiley Mid-Cap Value Fund CL A	$--	$2,410,082
Royce Fund Premier Series	$2,045,403	$3,186,968
Selected American Shares	$1,598,880	$3,262,020
Columbia Intermediate Bond Fund	$2,612,167	$2,760,114
Europacific Growth Fund R4	$2,244,591	$4,222,194
Growth Fund of America R4	$1,875,415	$2,977,109
Schwab International Index Fund	$1,733,840	$3,679,668

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

5.	Investments, continued

During 2008, the Plan's investments depreciated in value by $13,889,110 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	$	$(14,065,412)
Guaranteed investment contract		226,099
Employer common stock		(49,797)
		$(13,889,110)

6.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2008	2007
Net assets
Registered investment companies (mutual funds)	$5,181,406	$6,684,883
Money market funds	362,786	582,050

Changes in net assets
Interest and dividends	$250,603
Realized and unrealized loss in investments	(2,060,166)
Contributions	770,476
Benefits paid to participants	(683,654)
	$(1,722,741)

7.	Tax Status

The Internal Revenue Service has determined and informed Company by a letter dated November 4, 2005, that the Plan was designed in accordance with applicable sections of the Internal Revenue Service Code (the "Code"). The Plan has been amended since adoption.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.	Party in Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company's common stock.  Aggregate investment in the Company's common stock at December 31, 2008 and 2007 was as follows:

	Number of Shares	Fair Value
2008	57,395	$419,557
2007	47,683	$402,921

Certain Plan investments are managed by Schwab, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

2007
Net assets available for benefits per the financial statements	$49,542,678
Excess contributions payable	3,476
Net assets available for benefits per Form 5500	$49,546,154

The following is a reconciliation of net increase in net assets from the financial statements to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets, per the financial statements	$(12,513,632)
Change in excess contributions payable	(3,476)
Net loss per Form 5500	$(12,517,108)

11.	Excess Contribution Refundable

At December 31, 2008 and 2007, payables of $62,005 (net of investment losses of $25,759) and $3,476, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

MICREL, INC 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(PLAN NUMBER 001; EIN 94 - 2526744)
December 31, 2008
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of Investment	Cost	Fair Value
	Participant directed:
	Metlife Stable Value Fund	Guaranteed Investment Contract	n/a	$6,185,039
	Europacific Growth Fund R4	Mutual Fund	n/a	2,244,595
	Dreyfus S & P 500 Index Fund	Mutual Fund	n/a	2,318,363
	Dreyfus Midcap Index Fund	Mutual Fund	n/a	2,145,481
*	Schwab International Index Fund	Mutual Fund	n/a	1,733,840
	Royce Fund Premier Series	Mutual Fund	n/a	2,045,403
	Growth Fund of America R4	Mutual Fund	n/a	1,875,415
	Columbia Intermediate Bond Fund	Mutual Fund	n/a	2,612,167
	Selected American Shares	Mutual Fund	n/a	1,598,880
	Artisan Midcap Fund	Mutual Fund	n/a	1,164,518
	Alger Small Cap Institutional Portfolio	Mutual Fund	n/a	1,129,069
	Van Kampen Growth & Income Fund CL A	Mutual Fund	n/a	651,982
	Dreyfus Bond Market Index Inv Fund	Mutual Fund	n/a	1,184,901
	Goldman Sachs Mid Cap Value A	Mutual Fund	n/a	1,541,234
*	Schwab Markettrack Balanced	Mutual Fund	n/a	273,456
*	Micrel, Inc.	Common Stock	n/a	419,557
*	Participant Loans	Interest Rates 6% to 10.5%	n/a	1,280,744
*	Schwab US Treasury Money Fund	Money Market, various rates	n/a	114
*	Cash	Cash	n/a	68,235
				30,472,993
	Nonparticipant directed:
	Vanguard Morgan Growth Admiral Shares	Mutual Fund	1,001,562	644,201
	Vanguard F-I Secs Short-Term Federal	Mutual Fund	710,000	744,267
	Calvert Income Fund	Mutual Fund	674,775	559,861
	Dodge & Cox Income Fund	Mutual Fund	671,037	630,436
*	Schwab Retirement Advantage Money Fund	Money Market, various rates	362,786	362,786
	Selected American Shares	Mutual Fund	466,422	372,841
	Vanguard 500 Index Signal Fund	Mutual Fund	516,037	387,447
	T. Rowe Price Mid Cap Value	Mutual Fund	442,452	297,551
	Allianz NFJ Small-Cap Value Fund Adm	Mutual Fund	413,545	288,624
	Eaton Vance Large Cap Value I	Mutual Fund	871,801	667,371
	Fidelity Adv Small Cap Fund CL I	Mutual Fund	388,563	303,128
	Janus Adv Mid Cap Growth CL I	Mutual Fund	320,015	277,563
	Cash	Cash	n/a	8,116
				5,544,192

	TOTAL INVESTMENTS:			$36,017,185

*	Party-in-interest
n/a	Cost data not required

SIGNATURES

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934. The Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 19, 2009                                                                By: /s/ Clyde R. Wallin
Clyde R. Wallin
Vice President, Finance and Chief Financial Officer

EXHIBITS
Exhibit Number	Description of Exhibit
23.1	Consent of Burr, Pilger & Mayer LLP Independent Registered Public Accounting Firm